

Mail Stop 3720

March 8, 2007

Mr. Robert Krebs
Chief Financial Officer
Teleplus Enterprises, Inc.
7575 TransCanada, Suite 305
St-Laurent, Quebec
Canada H4T 1V6

      Re: **Teleplus Enterprises, Inc.**
              Form 10-KSB/A#1 for the Fiscal Year Ended December 31, 2005
              Filed November 14, 2006

              Form 10-QSB/A#1 for the Quarter Ended March 31, 2006
              Filed November 14, 2006
              Form 10-QSB/A#1 for the Quarter Ended June 30, 2006
              Filed November 14, 2006
              Form 10-QSB for the Quarter Ended September 30, 2006
              Filed November 14, 2006

              File No. 0-49628

Dear Mr. Krebs:

      We have reviewed the above-mentioned filings and have the following comment.
As noted in our comment letter dated July 21, 2006, we have limited our review to your
financial statements and related disclosures and do not intend to expand our review to
other portions of your documents.

Item 4.01 8-K dated January 5, 2007

1.   We understand from your disclosure regarding the dismissal of your independent auditors, Mintz & Partners LLP, that you were advised by them of what they believed was an accounting error as of September 30, 2006. Please tell us in detail about the difference of opinion and why you believe it is not material to your financial results for all of the periods in question. In that regard, please provide us with an analysis of SAB No. 99 in connection with this issue.

*   *   *   *

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director